                                     [LOGO]


To Our Shareholders:

         You are cordially invited to attend the Annual General Meeting of Shareholders of Madge Networks N.V. ("Madge") to be held at 12:30 p.m., Netherlands Time, on 29th of June 2000, at the offices of Madge's Dutch counsel, Houthoff Buruma situated at Parnassusweg 126, 1070 AM Amsterdam, The Netherlands. At this meeting, you will be asked to consider and vote upon a number of matters detailed in the enclosed Notice of Meeting and Proxy Statement.

         In 1999, Madge made significant progress in building its business as a Europe-based provider of rich digital content applications and managed network services. These services are delivered via our Overnet, by-passing the public Internet to more than 30 countries around the world. In February 1999, Madge announced the acquisition of the Gains International network and the establishment of a new Managed Network Services division that was subsequently named Madge.web. At year-end we reported a total annualized run-rate of installed contracts and uninstalled backlog of $34 million for this business. In our traditional networking products operation, Madge.connect, we continued our efforts to streamline and regain the financial strength of the business. In the third quarter, Madge.connect acquired the Token Ring business of Olicom A/S and moved ahead of IBM and Cisco to become the market leader in Token Ring.

         Madge.web forged pivotal strategic alliances in 1999 with two US technology companies, RealNetworks and Engage Technologies. Madge.web and RealNetworks have partnered to build, operate and market a pan-European managed network for streaming media. The new network, known as the Madge Broadcast Network (MBN), is the European equivalent of, and is tethered to, the Real Broadcast Network (RBN) in the US. MBN, which is due to be launched in June 2000, gives European and US content providers the performance, scalability, reliability and flexibility required for the highest quality media streaming experience available on the Internet. Madge.web has an exclusive, three-year agreement with Engage Technologies to host and manage the European Engage AdBureau, a turnkey service for the scheduling, targeting, delivery and reporting of Internet advertising in Europe. In the third quarter of 2000, Madge.web plans to combine the advanced profiling capabilities of Engage with the streaming technology of RealNetworks, offering customers the management and delivery of streamed advertising over the MBN.

         In the fourth quarter of 1999, Madge completed the formation of a new company structure to support its strategy to become a leading provider of managed network and hosting services as well as advanced networking product solutions. Madge.web and Madge.connect now operate autonomously as separate legal companies under Madge Networks N.V. This allows focused management effort and facilitates different financial and ownership structures for each business. Primarily to fund the expansion of Madge.web, we raised $29 million through the public issuance of common shares in the first quarter of 2000.

         Madge.web expanded its customer base to 371 during the first quarter of 2000, an increase of 20% over the previous quarter. In February Madge.web launched its New York City data and network operations center, which serves domestic customers and is a gateway to Madge.web's pan-European operation. Now that we have our key foundations in place, our emphasis during 2000 is on further order momentum, an aggressive further deployment of sales and support personnel across Europe, and a broadening of the range of our rich digital content application services.

         In the first quarter of 2000, Madge.connect announced its initiative to address the Gigabit IP needs of Token Ring customers with a high performance Gigabit backbone switch which, together with our 100Mbps product and our existing product portfolio, will provide the industry's most comprehensive set of solutions. As part of its long-term business diversification strategy, Madge.connect is developing a series of Internet-centric connectivity products that it aims to start shipping by the end of 2000. We are looking forward to the coming year and on behalf of the Board of Madge, thank you for your support.



                                   Sincerely,



                                   Robert H. Madge
                                   Chairman of the Board

                               MADGE NETWORKS N.V.
                           TRANSPOLIS SCHIPHOL AIRPORT
                                POLARIS AVENUE 23
                       2132 JH HOOFDDORP, THE NETHERLANDS

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                     TO BE HELD JUNE 29, 2000 AT 12:30 P.M.

To the Shareholders of MADGE NETWORKS N.V.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of MADGE NETWORKS N.V. ("Madge" or the "Company") will be held at the offices of the Company's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands, on June 29, 2000 at 12:30 p.m., local time, for the following purposes:

1. To elect one managing director to hold office until the next Annual General Meeting and until his successor is duly elected and qualified;

2.       To elect one member of the Supervisory Board for a term of three years;

3. To acknowledge the retirement of Charles Lynch from the Supervisory Board with effect from the date of the last Annual General Meeting, June 23, 1999, and the resignation of Denis Pomroy from the Supervisory Board with effect from this Annual General Meeting, and to grant Messrs. Lynch and Pomroy discharge for their services as members of the Supervisory Board;

4. To amend the Articles of Association of the Company in accordance with the draft Deed of Amendment annexed hereto and to authorise each lawyer of Houthoff Buruma in Amsterdam to apply for the approval of the Dutch Ministry of Justice and to execute the deed of amendment of the Articles of Association;

5. To adopt the Annual Accounts of Madge for the year ended December 31, 1999 and to discuss the annual report;

6. To approve the appointment of Ernst & Young as the Company's Netherlands and worldwide auditors for the year ending December 31, 2000;

7. To approve the designation of the Management Board for a period of five years from the date of the Annual General Meeting as the body authorised to issue all common and preferred shares to the extent permitted by law and to grant options to purchase such shares; and

8. To authorise the Management Board, for a period of five years from the date of the Annual General Meeting, to limit or exclude the pre-emptive rights provided for in the Articles of Association of the Company or by law.

Only holders of record of common shares of the Company at the close of business on June 2, 2000 will receive notice of the meeting. In accordance with Dutch Law, the Management Board has determined that only holders of record of common shares at the close of business (New York time) on June 22, 2000 will be entitled to vote at the meeting.

The accompanying Proxy Statement solicits proxies with respect to the matters identified in Items 1 through 8 above for use at the Annual General Meeting or at any adjournment thereof. Holders of common shares are encouraged to attend the meeting and vote on all matters.



By Order of the Management Board,



Christopher Bradley
Chief Financial Officer

June 5, 2000

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, PLEASE SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ACCOMPANYING ENVELOPE.

                               MADGE NETWORKS N.V.
                           TRANSPOLIS SCHIPHOL AIRPORT
                                POLARIS AVENUE 23
                       2132 JH HOOFDDORP, THE NETHERLANDS

                                 PROXY STATEMENT

                 INFORMATION CONCERNING SOLICITATION AND VOTING


The accompanying proxy is solicited on behalf of the Management Board of MADGE NETWORKS N.V. ("Madge" or the "Company"), a Netherlands corporation, for use at the Annual General Meeting of Shareholders of Madge (the "Annual General Meeting") to be held at the offices of the Company's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands, on Thursday June 29, 2000 at 12:30 p.m., local time, and any adjournment thereof, for the limited purpose of voting with respect to (1) the election of one managing director; (2) the election of one supervisory director for a term of three years; (3) the acknowledgement of the retirement of Charles Lynch as supervisory director and the resignation of Denis Pomroy as supervisory director and the granting to Messrs. Lynch and Pomroy of discharge for their services as members of the Supervisory Board; (4) the amendment of the Articles of Association of the Company in accordance with the draft Deed of Amendment annexed hereto; (5) the adoption of the Annual Accounts of Madge for the fiscal year ended December 31, 1999; (6) the approval of the appointment of Ernst & Young as the Company's Netherlands and world-wide auditors for fiscal year 2000; (7) the approval of the designation of the Management Board for a five-year period from the date of the Annual General Meeting as the body authorized to issue all common and preferred shares and to grant options to purchase such shares; and (8) the authorization of the Management Board during such five-year period to limit or exclude the preemptive rights provided for in the Articles of Association of the Company or by law. Only holders of record of common shares at the close of business on June 2, 2000 will receive notice of the meeting. In accordance with Dutch Law, the Management Board has determined that only holders of record of common shares at the close of business (New York time) on June 22, 2000 (the "Record Date") will be entitled to vote at the meeting. Holders of common shares on the Record Date are entitled to vote at the Annual General Meeting and are entitled to one vote for each common share held. Holders of common shares as of the Record Date are encouraged to attend the Annual General Meeting and to cast their votes on all matters. In the event of an adjournment of the Annual General Meeting the Management Board will set a new record date for the adjourned meeting as of a date not earlier than one week before the date of such meeting. The vote required to approve any of the matters to be voted upon at the Annual General Meeting (or any adjournment thereof) is a majority of the votes cast. At the close of business on March 31, 2000, Madge had outstanding 44,180,172 common shares.

Any holder of common shares giving a proxy in the form accompanying this Proxy Statement has the power to revoke the proxy prior to its use. A proxy can be revoked (i) by an instrument of revocation which is delivered prior to the Annual General Meeting (or any adjournment thereof) to the Management Board of Madge at the address set forth at the beginning of this Proxy Statement; (ii) by a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked if such proxy is delivered to the Management Board of Madge before the Annual General Meeting (or any adjournment thereof) at the address set forth at the beginning of this Proxy Statement; or (iii) at the Annual General Meeting and any adjournment thereof, if the shareholder is present and elects to vote in person. Mere attendance at the Annual General Meeting or any adjournment thereof will not serve to revoke a proxy. A person who is not a shareholder of the Company as of the Record Date, or as of the record date for any adjournment of the Annual General Meeting, as the case may be, will be ineligible to vote at the meeting or to submit or revoke a proxy for the meeting and any proxies previously granted by such person will be invalid and no longer of any force or effect.

This Proxy Statement and the accompanying proxy card are being mailed to Madge shareholders as of June 2, 2000. The managing director, supervisory directors, officers and other employees of Madge may solicit proxies with respect to proposals included in Items 1 through 8 of the Notice of Annual General Meeting, which are discussed in this Proxy Statement, by personal interview, telephone, telegraph, e-mail or facsimile without special compensation. Any costs of solicitation will be borne by Madge.

Unless otherwise instructed all proxies returned to the Company will be voted FOR the election of Robert Madge as managing director and Alex Vieux as supervisory director (Items 1 and 2), FOR proposals 3 and 4 and 6 through 8, and FOR the adoption of the 1999 Annual Accounts in the form proposed by management (Item 5).

A copy of the Company's Annual Report on Form 20-F for the year ended December 31, 1999 (the "1999 Annual Report") is being mailed to shareholders of Madge as of June 2, 2000 together with this Proxy Statement. Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Proxy Statement and prior to the date of the Annual General Meeting shall be deemed to be incorporated by reference in this Proxy Statement and to be part hereof from the date of filing such document. The Company is under no obligation to provide this Proxy Statement or other materials to persons who become shareholders after June 2, 2000 and prior to the Record Date.

Certain of the statements included in this Proxy Statement and the 1999 Annual Report or in any document incorporated herein by reference that express the Company's "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, and statements regarding, among other things, the Company and its products and services, the success and growth of its Madge.web business, the adequacy of its financial resources, as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to under "Item 1 - Description of Business - Risk Factors" in the 1999 Annual Report and elsewhere herein and therein, including any such incorporated document, that could cause actual results to differ materially. Shareholders are urged to read the 1999 Annual Report, including the "Risk Factors" set forth therein.



      ITEMS 1, 2 AND 3 -- ELECTION OF MANAGING AND SUPERVISORY DIRECTORS;
                  DISCHARGE OF RETIRING SUPERVISORY DIRECTORS



GENERAL

The Company's Board consists of both a Supervisory Board composed of supervisory directors and a Management Board, presently composed of one managing director. Under the laws of The Netherlands, supervisory directors are required to be independent directors and managing directors are required to be corporate executives. The Supervisory Board has the primary responsibility for supervising the general course of corporate affairs as conducted by the Management Board and recommending for adoption by the shareholders the annual financial statements of the Company. The Management Board is responsible for the day-to-day operations of the Company. References in this Proxy Statement to the "Board" refer to the combined Supervisory and Management Boards.

The Company's Articles of Association provide for one or more managing directors and one or more supervisory directors, but do not provide for a maximum number of directors. The Company presently has one managing director and two supervisory directors, Michael Fischer and Denis Pomroy, as Charles Lynch effectively retired at the 1999 Annual General Meeting (Item 3). Under the Company's present Articles of Association, each member of the Board holds office until the expiration of such member's term of office or the member's resignation, death or removal, with or without cause, by the shareholders. Under the Company's Articles of Association as proposed to be amended (see Item 4 below), the members of the Supervisory Board will be elected by the general meeting of shareholders; provided that up to one-third of the total number of members may be elected by the Supervisory Board. If the proposed amendment to the Company's Articles is adopted, each managing and supervisory director will hold office until the expiration of such director's term or until such director's death, resignation or removal, with or without cause, by the body that elected such director.

The Company's Supervisory Board has a rotation plan that effectively divides the Supervisory Board into three classes with staggered three-year terms. As a result, only one supervisory director stands for election at each Annual General Meeting of shareholders, with the other supervisory directors continuing for the remainder of their respective terms. However, if the proposed amendment to the Company's Articles of Association is adopted (see Item 4 below), shareholders will not be able to vote at all with respect to the election of supervisory directors appointed by the Supervisory Board, and any such supervisory director will only serve until the next general meeting of shareholders.

The Company's Management Board has agreed to stand for election at this Annual General Meeting of shareholders.

ITEM 1.  NOMINEE FOR MANAGEMENT BOARD

The following information is furnished with respect to the person proposed by the Supervisory Board for election as the sole member of the Company's Management Board.

THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE NOMINEE IDENTIFIED BELOW. THE ACCOMPANYING PROXY WILL BE VOTED FOR THE ELECTION OF THE FOLLOWING NOMINEE UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Robert H. Madge has served as the Chairman of the Board, Managing Director, Chief Executive Officer and President of Madge since 1993. He has also served as the Chief Executive of Madge's wholly owned subsidiary Madge.web Holdings B.V. (together with the predecessor division of Madge, "Madge.web") since its incorporation in November 1999. Mr. Madge has played a leading role in the development of the networking-based technology industry in Europe. In 1986 he founded our predecessor Madge Networks Limited. Previously, Mr. Madge was Technical Director of Intelligent Software, a developer of computer programs and products, and General Manager of Enterprise Computers, a British manufacturer of personal computers. Mr. Madge has served as a member of our Management Board since 1993.


ITEM 2.  NOMINEE FOR SUPERVISORY BOARD

The following information is furnished with respect to the person proposed by the Board for election to the Company's Supervisory Board.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE NOMINEE IDENTIFIED BELOW. THE ACCOMPANYING PROXY WILL BE VOTED FOR THE ELECTION OF THE FOLLOWING NOMINEE UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Alex Serge Vieux, 42, is the founder and chairman of DASAR Brothers, Inc., a leading source for IT industry information and interaction in the global market. Mr. Vieux is experienced in all aspects of the IT sector, having built two successful software companies. He has also taught Economics at the Universite de Paris-La Sorbonne, worked as a consultant for Andersen Consulting, and was the U.S. business correspondent for the French daily newspaper Le Monde. He is a director of Lernout & Hauspie Speech Products and a number of private and public companies. In addition, Mr. Vieux serves as senior advisor to the French Minister of Industry, Finance and Economics, and is the chairman of Infotech, the French IT commission.

The term of office of the person elected by shareholders to fill the vacancy on the Supervisory Board will expire at the earlier of June 29, 2003 or the 2003 Annual General Meeting.


INCUMBENT MEMBER OF THE SUPERVISORY BOARD

The following information is furnished with respect to the incumbent member of the Supervisory Board whose term extends beyond the 2000 Annual General Meeting.

Michael D. Fischer was initially elected as supervisory director of the Company at the Annual General Meeting held in June 1993. In 1999 he was reelected to the Supervisory Board for a term ending with the Annual General Meeting to be held in 2002. Mr. Fischer served as a director of Madge Networks Limited from 1988 until June 1993. Mr. Fischer is a non-executive president of Research Machines, a U.K. personal computer company that he co-founded in 1973.

ITEM 3. ACKNOWLEDGEMENT OF THE RETIREMENT OF CHARLES LYNCH AND THE RESIGNATION OF DENIS POMROY FROM THE SUPERVISORY BOARD AND GRANTING OF FULL DISCHARGE TO THEM FOR THEIR SERVICES AS MEMBERS OF THE SUPERVISORY BOARD.

On June 23, 1999 (the date of the 1999 Annual General Meeting) Charles Lynch retired as a member of the Supervisory Board as he had during the twelve-month period preceding the 1999 Annual General Meeting reached the age of 72, which is the maximum age allowed for members of the Supervisory Board by Dutch law. Denis Pomroy has resigned his position on the Supervisory Board effective as of the date of the 2000 Annual General Meeting.

Under Dutch law a shareholders' vote granting discharge to the retiring Supervisory Board members for their service as supervisory directors will extend to all matters that are apparent to shareholders from the annual accounts adopted from time to time by the general meeting of shareholders through the date of discharge, subject to certain exceptions in the case of bankruptcy.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.


MEETINGS AND COMMITTEES OF THE BOARD

The Board met four times during 1999. Each incumbent director attended more than 75% of the meetings of the full Board and 75% of the meetings of all committees of the Board on which he served. The Board has two standing committees, the Compensation Committee and the Audit Committee. The members of the Compensation Committee since the last Annual General Meeting are Robert H. Madge, Michael D. Fischer and Denis Pomroy. The Compensation Committee, which met three times during 1999, administers the Company's stock option plan and employee stock purchase plan and provides recommendations concerning salaries and incentive compensation for employees of and consultants to the Company. The members of the Audit Committee since the last Annual General Meeting are Robert H.

Madge, Michael D. Fischer and Denis Pomroy. The Audit Committee met twice during 1999. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Supervisory Board has adopted an Audit Committee Charter which sets out the Audit Committee's responsibilities.

Following this Annual General Meeting, if the Board's recommended new member is elected to the Supervisory Board, both the Audit and the Compensation Committees will consist of Robert H. Madge, Michael Fischer and Alex Vieux.

Madge has no standing nominating committee. Under the Company's present Articles of Association, managing directors and supervisory directors must be elected at a meeting of shareholders. If the proposed amendment to the Company's Articles is adopted (see Item 4 below), the Company's managing directors and supervisory directors will be elected by the general meeting of shareholders; provided that up to one-third of the total number of supervisory directors may be elected by the remaining members of the Supervisory Board.


COMPENSATION OF DIRECTORS

During the year ended December 31, 1999, Managing Director Robert H. Madge received cash compensation for serving as Chairman of the Board, Managing Director, Chief Executive Officer and President of the Company. Each managing director and supervisory director receives an annual fee of $25,000 and is paid $1,000 per meeting of the Board attended in person and $500 per meeting of the Board attended by conference telephone. The Company reimburses its managing director and the supervisory directors for any expenses incurred in attending meetings of the Board.

                                   MANAGEMENT



The following table sets forth the names and positions of our present executive officers and continuing supervisory directors, and such persons' ages as of December 31, 1999:

         NAME                            AGE         POSITION
         Robert H. Madge                 47          Chairman of the Board and President of Madge; Chief
                                                     Executive Officer of Madge.web.

         Christopher Bradley             38          Chief Financial Officer of Madge; Chief Financial
                                                     Officer of Madge.web

         Michael F. Keilty               48          Senior Vice President of Madge; Senior Vice
                                                     President, Sales and Operations of Madge.web

         Michael D. Wilson               42          Senior Vice President of Madge; Chief Executive
                                                     Officer of Madge.connect

         Michael D. Fischer              49          Supervisory Director

See page 3 for biographical information regarding Mr. Madge.

Christopher Bradley joined in September 1996 as Finance Director, becoming Vice President, Finance in November 1998 and Chief Financial Officer in March 1999. Prior to joining Madge, Mr. Bradley served seven years at Nortel as Finance Director in the United Kingdom, North America and Asia. Prior to that time, Mr. Bradley held financial management positions with COMAG, a subsidiary of Hearst Corporation, Digital Equipment and 3M. Mr. Bradley is also Chief Financial Officer of Madge.web.

Michael F. Keilty joined Madge as Vice President and General Manager of Madge's former Video Networking Division in October 1998 and has most recently been appointed Senior Vice President, Sales and Operations of Madge.web. Prior to joining Madge, Mr. Keilty served eleven years at British Telecom North America, the U.S.-based subsidiary of British Telecom, most recently as Senior Vice President, Sales & Marketing. Previously he served as Vice President of Product Sales, where his role encompassed a domestic and international focus. Mr. Keilty joined British Telecom North America in 1988 from FTCC, an international record carrier, where he held the position of Vice President of Sales.

Michael D. Wilson joined Madge in January 1994 as Vice President, Manufacturing and Logistics and has most recently been appointed Chief Executive Officer of Madge.connect. Prior to joining Madge in 1994, Mr. Wilson served as Engineering Software and Service Business Manager for Manufacturing Systems Portfolio Ltd., a subsidiary of International Computers Limited from May 1993 to January 1994.

See page 4 for biographical information regarding Mr. Fischer.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT



The following table sets forth certain information regarding the beneficial ownership of common shares as of March 31, 2000 by (i) each person who is known by Madge to have beneficially owned more than 5% of its outstanding common shares as of such date; (ii) each continuing and nominated member of the Supervisory Board of Madge; (iii) each of the executive officers of Madge; (iv) all of such directors and executive officers together as a group.

                                                        AMOUNT AND NATURE OF                  PERCENT
                                                      BENEFICIAL OWNERSHIP (1)                OF CLASS
Robert H. Madge (2)                                          19,678,333                        44.03%
    Madge Networks N.V.
    Schiphol Airport
    Polaris Avenue 23
    2132 JH Hoofddorp
    The Netherlands
Michael D. Wilson (3)                                           196,137                            *
Michael D. Fischer (4)                                          113,878                            *
Michael F. Keilty (5)                                           112,484                            *
Christopher Bradley (6)                                          41,718                            *
Alex S. Vieux                                                        --                           --

Management and
Supervisory Board members as a
group (6 persons)                                            20,142,550                        44.73%

----------

*      Less than one percent.

(1) The stock ownership information has been furnished to us by the named persons. Except as described below, each person has sole voting power and investment power with respect to the common shares listed in the table. Percentages in the table are based on 44,180,172 common shares issued and outstanding as of March 31, 2000, plus such number of common shares as the indicated person or group had the right to purchase pursuant to outstanding options exercisable within 60 days after such date.

(2) Includes (i) 80,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee, and (ii) 19,083,000 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee. Mr. Madge disclaims beneficial ownership of all such shares. Includes 514,583 shares that may be acquired pursuant to the exercise of fully vested options that were currently exercisable as of March 31, 2000 or were exercisable within 60 days after that date.

(3) Includes 174,373 shares that may be acquired pursuant to the exercise of fully vested options that were currently exercisable as of March 31, 2000 or were exercisable within 60 days after that date.

(4) Includes 20,000 shares that may be acquired pursuant to the exercise of fully vested options that were currently exercisable as of March 31, 2000 or were exercisable within 60 days after that date.

(5) Includes 104,166 shares that may be acquired pursuant to the exercise of fully vested options that were currently exercisable as of March 31, 2000 or were exercisable within 60 days that date.

(6) All these shares may be acquired pursuant to the exercise of fully vested options that were currently exercisable as of March 31, 2000 or were exercisable within 60 days after that date.



                              CERTAIN RELATIONSHIPS



Until March 1998 Madge occupied a facility located in Chalfont St. Giles, United Kingdom owned by Hartland Holdings Ltd. ("HHL"), a private limited company beneficially owned by family trusts established by Robert Madge. In June 1995 Madge entered into a written lease covering the lease of this property. The lease for this property terminated in March 1998, and Madge no longer occupies this facility. In April 1999, Madge paid HHL $121,000 to settle reinstatement and other obligations relating to Madge's withdrawal from the property after termination of the lease.


Madge has entered into indemnification agreements with each of its executive officers and directors. In general these agreements require Madge to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is, or was, a director or an executive officer of Madge or any of its affiliated enterprises. In the opinion of the Securities and Exchange Commission, indemnification against violations of the Securities Act of 1933, as amended, is against public policy.


Madge has also entered into agreements with certain of its senior executive officers that provide for payments, benefits and vesting of options for periods of time ranging from six months to a year following the termination of their employment in certain circumstances.


Madge believes that all related-party transactions described above were on terms no less favorable than would be obtained from unrelated third parties. Any future transactions between Madge and its officers, directors and affiliates will be on terms no less favorable to Madge than can be obtained from unaffiliated third parties, and any material transactions with such persons will be approved by a majority of its disinterested directors.

                     ITEM 4 -- AMEND ARTICLES OF THE COMPANY

The Board proposes to amend the Articles of Association of the Company pursuant to the draft Deed of Amendment annexed hereto. If this proposal is adopted, the Company's Articles of Association will be amended as follows:

(1) Amendment of the Company's corporate objects clause to allow guarantees of and security for the obligations of third parties:

     The Board proposes to amend the corporate objects clause of the Company's Articles of Association to facilitate the issuance of guarantees of, and the pledging of the Company's assets as security for, the indebtedness of unrelated third parties. The Company's objects clause does not presently explicitly permit the issuance of such guarantees or the granting of such security. While the Company presently does not anticipate that it will issue guarantees of, or provide security for, indebtedness of unrelated third parties, the Company may in future be required to provide such guarantees or security as a condition to entering into future financing transactions involving special purpose vehicles that are not subsidiaries of the Company. The proposed amendment to the Articles of Association makes it clear that the Company has the corporate power to provide such guarantees or other security in the context of future financing involving special purpose vehicles or in such other contexts as the Company in its sole discretion deems appropriate.

(2) Amendment of the clause that provides that the management board may adopt resolutions without holding a meeting.

     The current Articles already contain such a clause. The Board proposes to amend this clause for the sole purpose of allowing adoption of resolutions by email.

(3) Amendment of the Company's Articles to provide for the possibility of election by the Supervisory Board of up to one-third of the supervisory directors.

     The Company's Articles of Association presently provide that all of the Company's supervisory directors are elected by the general meeting of shareholders. The general meeting of shareholders also presently determines the number of supervisory directors. In addition, the general meeting of shareholders presently has the right to remove or suspend all of the members of the Supervisory Board.

     The Board proposes to amend the Company's Articles of Association to provide that the members of the Supervisory Board will be elected by the general meeting of shareholders, provided that up to one-third of the total members of the Supervisory Board may but are not required to be elected by the Supervisory Board. A member elected by the Supervisory Board will only serve until the next annual or special general meeting of shareholders of the Company. The Articles will also be amended to provide that the general meeting of shareholders will not have the right to remove or suspend a supervisory director elected by the Supervisory Board; only the Supervisory Board itself by a majority vote of all members will have the authority to remove or suspend such supervisory director. The general meeting of shareholders will continue to have the right to remove and suspend the supervisory directors elected by shareholders.

     The Board proposes to amend this provision to give added flexibility to the Supervisory Board to more closely reflect typical U.S. corporate governance provisions and to reduce the need to call a general meeting of shareholders if a Supervisory Board member leaves mid-term.

(4) Amendment of the Company's Articles to allow the Management Board to fix a record date for all future shareholder meetings.

     Under recent amendments to Dutch law the Management Board may, if it is authorized to do so in a company's Articles of Association, fix a record date for attendance of and exercise of voting rights at shareholders' meetings. The record date for shareholders' meetings may not be earlier than one week before the date on which the meeting is to be held. The Management Board is not required to fix a record date for any future shareholders' meeting. If the Management Board elects not to fix a record date for a shareholders' meeting, only persons who are shareholders of Madge at the time of the relevant shareholders' meeting may attend and vote at the meeting. The Board proposes to amend the Company's Articles of Association to give the Management Board the flexibility to fix a record date for all future shareholders' meetings.

     THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF ITEM 4.



        ITEMS 5 THROUGH 9 -- CERTAIN OTHER MATTERS TO BE VOTED ON AT THE
                             ANNUAL GENERAL MEETING

ITEM 5. ADOPTION OF ANNUAL ACCOUNTS. Section 101 of Volume 2 of The Netherlands Civil Code provides that the Annual Accounts of the Company prepared in accordance with Netherlands generally accepted accounting principles ("Dutch GAAP") shall be presented to and adopted by the Company's shareholders at the Annual General Meeting. If the Dutch GAAP Annual Accounts as prepared by management are not adopted, the specific changes sought by those voting against adoption must be specified. A copy of the Dutch GAAP Annual Accounts as prepared by management is available for review at the Company's offices listed at the beginning of this Proxy Statement and will be mailed to shareholders upon request. The Company's ability to pay dividends and to repurchase shares depends, among other things, on its shareholders' equity as shown on its Dutch GAAP Annual Accounts.

A copy of the Company's audited financial statements prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") is included in the Company's 1999 Annual Report accompanying this Proxy Statement. Shareholders will not be requested to vote with respect to the Company's U.S. GAAP financial statements.

The Company's Articles of Association provide that by adopting the 1999 Dutch GAAP Annual Accounts the general meeting of shareholders will be deemed to have granted full discharge to all of the members of the Management and Supervisory Boards for all matters apparent to shareholders from such Annual Accounts, subject to certain exceptions in the case of the Company's bankruptcy. Adoption of the Dutch GAAP Annual Accounts as prepared by management constitutes approval of the presentation of such Annual Accounts in the English language.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 6. APPOINTMENT OF AUDITORS. The Board has selected Ernst & Young as independent auditors to audit the financial statements of Madge for the year ending December 31, 2000. Ernst & Young has acted as the Company's worldwide auditors since 1989 and acted as the Company's Netherlands auditors since 1993. A representative of Ernst & Young will be present at the Annual General Meeting, will be given an opportunity to make a statement if he or she desires to do so, and will also be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 7. AUTHORIZATION TO ISSUE COMMON AND PREFERRED SHARES. Section 96 of the Netherlands Civil Code and Article 6 of the Company's Articles of Association provide that the Board may be authorized to issue Common and Preferred Shares, and to grant options or other rights to acquire Common and Preferred Shares, for a fixed period not to exceed five years pursuant to a resolution duly adopted at an Annual General Meeting. Such authorization was granted by the 1999 Annual General Meeting of Shareholders for a period of five years. The Board proposes that the authorization to issue shares be extended to five years from the date of the 2000 Annual General Meeting. Pursuant to such authorization the Board will be authorized to issue shares, and to grant the right to acquire shares, within the limits of the Company's authorized and unissued shares as in effect from time to time. Shareholders may not subsequently vote to revoke the authorization granted to the Board.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.

ITEM 8. LIMITATION OF EXCLUSION OF PREEMPTIVE RIGHTS. Section 96a of the Netherlands Civil Code and Article 6 of the Company's Articles of Association provide that the Board may limit or exclude the shareholders' preemptive rights with respect to the issuance of Common and Preferred Shares, and with respect to the grant of options or other rights to acquire Common and Preferred Shares, for a fixed period not to exceed five years if such authority has been granted to the Board pursuant to a resolution of an Annual General Meeting and if the authority to issue shares has also been granted to the Board for the same fixed period. Authorization to exclude preemptive rights was granted by the 1999 Annual General Meeting of Shareholders for a period of five years. The Board proposes that the authorization to exclude preemptive rights be extended to five years from the date of the 2000 Annual General Meeting. Shareholders may not subsequently vote to revoke the authorization granted to the Board to exclude preemptive rights.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS ITEM.



                          ANNUAL REPORT TO SHAREHOLDERS


Madge's Form 20-F containing its 1999 Annual Report for the year ended December 31, 1999 includes the audited consolidated balance sheets as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1999, prepared in accordance with U.S. GAAP. The Form 20-F has been mailed to shareholders entitled to notice of the Annual General Meeting.

                              SHAREHOLDER PROPOSALS


Madge will, in future Proxy Statements of the Board, include shareholder proposals required to be included under Netherlands law. In order for a proposal by a shareholder to be included in the Proxy Statement of the Board relating to the Annual General Meeting of Shareholders to be held in 2001, that proposal must be received in writing by the Management Board of Madge at the address set forth at the beginning of this Proxy Statement by no later than January 31, 2001. Any shareholder representing at least ten percent of the Company's issued capital may submit proposals for inclusion in future Proxy Statements in accordance with Article 33 of the Company's Articles of Association and Section 110 of Book 2 of The Netherlands Civil Code.




By Order of the Management Board,



Christopher Bradley
Chief Financial Officer

June 5, 2000


YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN AND RETURN THE ACCOMPANYING PROXY CARD IN THE ACCOMPANYING ENVELOPE AS SOON AS POSSIBLE.

ANNEX

AMENDMENT OF THE ARTICLES OF ASSOCIATION.
DRAFT DATED 30 MAY 2000


On **
two thousand, appeared before me,
Martinus Adrianus Jurjen Marie Scholtens, civil law notary in Amsterdam:
**



The person appearing declared:

- the latest amendment to the articles of association of the public company: MADGE NETWORKS N.V., with registered office in Amsterdam has been executed on the ninth day of August nineteen ninety-six before Mr G.W.Ch. Visser, civil law notary in Amsterdam, on the draft of which deed the ministerial declaration of no-objection has been granted on ** under number N.V. **

- that the general meeting of shareholders of said company has resolved to amend the Articles of Association;

- furthermore it is resolved to authorize the person appearing to sign the deed of amendment of the Articles of Association;

- evidence of said resolutions is by means of the minutes of the general meeting of shareholders of the company to be attached to this instrument.

In order to carry out said resolutions the person appearing subsequently declared to amend the Articles of Association as follows:

Article 3, sixth item shall read:

- to issue guarantees and to charge and pledge its assets for obligations and commitments of itself or affiliated companies and third parties;

Article 18, paragraph 4 shall read:

3. The management board may also take resolutions without recourse to a meeting, provided the text of the proposed resolution is sent to all members of the management board and they all agree in writing, by facsimile transmission or e-mail, upon this way of taking resolutions. The management board shall draw up a record of a resolution of this sort with the received answers attached.

Article 20 shall read:

Article 20. Number of members.

The company shall have a supervisory board, consisting of one or more members to be determined by the supervisory board.

Article 21 shall read:

Article 21. Appointment.

1. Members of the supervisory board shall be appointed by the general meeting, with due regard to the following sentence. The supervisory board shall furthermore be authorised to appoint one or several members provided that the number of members appointed by the supervisory board may never exceed one third of the total number of members of the supervisory board. A member of the supervisory board appointed by the supervisory board shall serve for a period ending on the day of the next general meeting of shareholders held after the appointment.

2. No person who has reached the age of seventy-two (or such higher or lower maximum age as may from time to time be established by law) may be appointed as a supervisory board member.

3. When the appointment of a supervisory board member to be appointed by the general meeting is proposed the candidate's age and profession shall be stated as well as the number of shares held by him in the company and the offices he holds or has held insofar as they are of importance in connection with the performance of the duties of a member of the supervisory board. Furthermore it shall be stated which companies he is already associated with as supervisory board member; if they include companies belonging to one and the same group, an indication of the group shall suffice. The proposal for the appointment shall state the reasons.

Article 22 shall read:

Article 22. Suspension and dismissal. Retirement.

1. Every member of the supervisory board appointed by the general meeting may be suspended or dismissed by the general meeting at any time. A member of the supervisory board appointed by the supervisory board may be suspended or dismissed by the supervisory board at any time.

2. Every member of the supervisory board shall retire no later than on the day on which the annual meeting is held in the financial year in which he reaches the age of seventy-two (or such higher or lower maximum age as may from time to time be established by law).

3. The supervisory board members shall retire periodically in accordance with a rotation plan to be drawn up by the supervisory board. Every member thus retiring may be re-elected as long as he has not reached the maximum age limit established by law.

A new paragraph 5 shall be added to article 35, which reads:

The management board shall be authorised to fix a record date for attendance of and exercise of voting rights at general meetings of shareholders in accordance with Article 119 Book 2 of the Civil Code.

FINAL STATEMENTS.

Finally the person appearing declared that according to a ministerial order which is to be attached to this instrument, the ministerial declaration of no-objection has been granted on the ** under number N.V. **

I, civil-law notary, know the person appearing before me and have established from the above-mentioned document submitted for this purpose the identity of the person appearing before me in connection with this deed.

THIS DEED,
is executed in Amsterdam on the date stated at the head of the deed.
After the substance of this deed, and thereupon an explanation, had been communicated to the person appearing before me, he declared that he had taken cognizance of its contents and was in agreement therewith.

The person appearing before me and I, civil law notary, subsequently signed the deed after its limited reading, according to law.